United States securities and exchange commission logo





                                 September 11, 2023

       Roger James Hamilton
       Chief Executive Officer
       Genius Group Ltd
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed August 9,
2023
                                                            File No. 333-273841

       Dear Roger James Hamilton:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed August 9, 2023

       Risk Factors
       U.S. investors are currently permitted to trade (buy, sell or deposit) Upstream listed securities only via intermediate US brokers, page S-42

   1. Please disclose clearly and prominently, including in the heading to this risk factor, that the default status for
the ability of investors located in the U.S. to trade (i.e., buy, sell and deposit) securities on
the Upstream market is that trading by such U.S-based investors is prohibited. In this
regard, we note your statements, including your disclosure on page S-
                                                        46, suggesting that
your introducing broker agreement with Boustead Securities, a U.S.-
                                                        licensed broker-dealer,
could enable U.S. citizens or permanent residents to trade on
                                                        Upstream by having
Boustead Securities, as your agent, introduce such investors to MERJ prior to their trading.
 Roger James Hamilton
FirstName LastNameRoger   James Hamilton
Genius Group Ltd
Comapany 11,
September NameGenius
              2023     Group Ltd
September
Page 2    11, 2023 Page 2
FirstName LastName
We are dual listed on NYSE American and Upstream and there may sometimes be share price differences between the two exchanges, page S-42

2. Please expand your discussion of the risks resulting from price discrepancies between the trading prices of common shares on the NYSE American and the tokenized shares on
         Upstream, whether resulting from different liquidity in the markets or otherwise, and disclose the risks this presents to investors. In addition, please eliminate redundancy in your risk factors section and group together similar types of risks in appropriately captioned sub-sections. For example, we note your risk factor here, as well as a risk factor titled "There are risks inherent to being on multiple exchanges" on page S-46, plus a third risk factor with the same title as the risk factor here (i.e., "We are dual listed on NYSE
         American and Upstream and there may sometimes be share price differences between the two exchanges") on page S-49. Refer to Item 105 of Regulation S-K. Traders on Upstream can face low liquidity of common stock and price volatility that may impact their trading economics, page S-47

3. Please revise your risk factor here to provide narrative disclosure discussing the specific risk identified in the risk factor title. Refer to Item 105 of Regulation S-K.
Upstream's KYC policies and procedures may fail to reject securities buy orders for direct U.S.
person., page S-48

4. Please disclose in greater detail the KYC policies and procedures of Upstream. Please disclose and clarify the extent to which such KYC policies and procedures involve self-
         certification or IP address monitoring. Please provide risk factor disclosure discussing the risks to the company should the Upstream KYC review personnel misidentify a U.S.
         person as a non-U.S. person and permit them to trade in the company's securities.
         Specifically, we note the trading restrictions placed on persons domiciled in the U.S. or a
         U.S. person living overseas.
General

5. Based on the information you have provided, it appears that Upstream and its affiliated entities, including MERJ Exchange Ltd. and MERJ Depository (collectively, the
            Upstream Entities   ), are providing access to the Upstream
platform directly to U.S.
         persons for the purposes of trading and custodying securities. By engaging in this activity, we believe that one or more of the Upstream Entities may be required to register with the
         Commission as a broker-dealer, national securities exchange, and/or clearing agency.

         On page S-46, you note that    [b]eginning in June 2023, MERJ entered
into an introducing
         broker agreement with Boustead Securities whereby Boustead Securities acts as an agent to introduce their customers to MERJ in compliance with the exempt [sic] from
         registration under 15Aa-6 [sic].    Rule 15a-6 under the Exchange Act
provides certain
         exemptions from broker-dealer registration for foreign broker-dealers, subject to various
 Roger James Hamilton
FirstName LastNameRoger   James Hamilton
Genius Group Ltd
Comapany 11,
September NameGenius
              2023     Group Ltd
September
Page 3    11, 2023 Page 3
FirstName LastName
         conditions. However, based on the information you have provided, we do not believe that any of the exemptions in this rule would be available to the Upstream Entities. In addition, we note that Rule 15a-6 does not provide any exemptions from registration as a national securities exchange or clearing agency.

         As a result, please revise your disclosures to state that, because Upstream Entities are not registered with the Commission, they may not currently be permitted to provide access to the Upstream platform directly to U.S. investors for the purposes of trading or custodying
         securities, notwithstanding Upstream   s assertions to the contrary.
In addition, please add a
         risk factor related to events that may occur if any Upstream Entity is required to register as a broker-dealer, clearing agency or exchange, including, possible risks of rescission.
         Please also disclose that an investor purchasing or custodying securities through Upstream may not receive the same investor protections that would apply to securities purchased or custodied through an SEC-registered broker-dealer, clearing agency or exchange, including, in the event of the insolvency of Upstream or one of its affiliated entities.
6. Please disclose throughout the prospectus how the tokenized securities will be held on the books and records of the transfer agent (i.e., in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether and, if so, how, subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, with regard to the deposit and withdrawal process, we note that these processes can be initiated via the Upstream app.
         Please disclose how this process can also be facilitated by contacting the company or its transfer agent if, for example, the Upstream app in unavailable, or an investor no longer has access to its smartphone. If this process is similar to a "lost certificate," please clarify how this "lost certificate" process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.
7. Please disclose the terms and conditions of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In addition, please disclose:
             your analysis as to whether the tokenized equity is the same class of securities as the common shares, a different class of common stock, or a security-based swap;
             your analysis as to how tokenized shares are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise; and
             your analysis of the role of MERJ Depository and Registry Limited and how it
              interacts with the company   s U.S. transfer agent, as well as
how any "tokenized
              equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet). Roger James Hamilton
Genius Group Ltd
September 11, 2023
Page 4

         Finally, if shareholders may elect to hold their shares in depositories, including book entry with TA, CEDE & Co. or MERJ Dep. Please clarify how these securities would be held if not deposited with one of the depositories (e.g., would the company continue to use paper certificated shares?).
8. Please disclose what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.
9. Please disclose whether you are planning to offer any digital dividends. Please disclose the process for distribution of any such digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Please disclose how you will communicate with shareholders about any digital dividends relating to the tokenized shares (e.g., press release, Form 6-K and, if required, after effectiveness of any registration statement). Please disclose whether U.S. investors can access
         Upstream to buy, sell or otherwise receive NFTs. Please disclose whether holders of the tokenized shares will receive dividend, voting and other rights associated with ownership of the company's common stock and, if so, please explain how they are entitled to these rights, whether by contract and/or applicable law. Please disclose whether such holders have the right to receive confirmations and other documents required by law to be provided to the holders of the company's common stock. Finally, please disclose whether there are any rights or preferences to which holders of tokenized shares are not entitled.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 if
you have questions.



FirstName LastNameRoger James Hamilton                         Sincerely,
Comapany NameGenius Group Ltd
                                                               Division of
Corporation Finance
September 11, 2023 Page 4                                      Office of Trade
& Services
FirstName LastName